November 18, 2019

Jean-Fr d ric Viret
Chief Financial Officer
Coherus BioSciences, Inc.
333 Twin Dolphin Drive, Suite 600
Redwood City, California 94065

       Re: Coherus BioSciences, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019

Dear Mr. Viret:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences